UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 03)*

ServiceNow, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81762P102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81762P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LUDDY FREDERIC B

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

274,430 (1)

	6	SHARED VOTING POWER

4,971,588 (2)

	7	SOLE DISPOSITIVE POWER

274,430 (1)

	8	SHARED DISPOSITIVE POWER

4,971,588 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,296,418 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3 (4)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Includes 1,587 shares of common stock held directly by the Reporting Person. Also includes 240,000 shares subject to options and 32,843 shares subject to restricted stock units held by the Reporting Person that are exercisable within 60 days of December 31, 2015.
(2) Includes 4,276,588 shares of common stock held by the Frederic B. Luddy Family Trust and 695,000 shares of common stock held by The Luddy Family 2011 Dynasty Trust, of which the Reporting Person may be deemed to have voting or dispositive power.
(3) Includes 22,400 shares held by the Reporting Person’s spouse and 28,000 shares held by the Genta A. Luddy Irrevocable Trust, over which the Reporting Person has no voting or dispositive power.
(4) Based on 160,785,764 shares of common stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options held by the Reporting Person, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1.

(a)	Name of Issuer
ServiceNow, Inc.

(b)	Address of Issuer’s Principal Executive Offices
2225 Lawson Lane Santa Clara, CA 95054

Item 2.

(a)	Name of Person Filing
LUDDY FREDERIC B

(b)	Address of Principal Business Office or, if none, Residence
c/o ServiceNow, Inc. 4810 Eastgate Mall San Diego, CA 92121

(c)	Citizenship
U.S.A.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
81762P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,296,418

(b)	Percent of class: 3.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 274,430

(ii)	Shared power to vote or to direct the vote: 4,971,588

(iii)	Sole power to dispose or to direct the disposition of: 274,430

(iv)	Shared power to dispose or to direct the disposition of: 4,971,588

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	By:	/s/ Fred Luddy
Name: Fred Luddy

Footnotes:
Item 4(a): Includes 22,400 shares held by the Reporting Person’s spouse and 28,000 shares held by the Genta A. Luddy Irrevocable Trust, over which the Reporting Person has no voting or dispositive power.
Item 4(b): Based on 160,785,764 shares of common stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options held by the Reporting Person, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.
Items 4(c)(i) and 4(c)(iii): Includes 1,587 shares of common stock held directly by the Reporting Person. Also includes 240,000 shares subject to options and 32,843 shares subject to restricted stock units held by the Reporting Person that are exercisable within 60 days of December 31, 2015.
Items 4(c)(ii) and 4(c)(iv): Includes 4,276,588 shares of common stock held by the Frederic B. Luddy Family Trust and 695,000 shares of common stock held by The Luddy Family 2011 Dynasty Trust, of which the Reporting Person may be deemed to have voting or dispositive power.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)